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March 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Centuri Holdings, Inc.

Draft Registration Statement on Form S-1

Submitted September 22, 2023

CIK No. 0001981599

To Whom It May Concern:

On behalf of our client, Centuri Holdings, Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated October 19, 2023, related to the Registrant’s Draft Registration Statement on Form S-1 (the “DRS”), which was confidentially submitted to the Commission on September 22, 2023.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s revised Draft Registration Statement on Form S-1 (the “Amended DRS”), to be confidentially submitted on or about March 1, 2024. In addition, we are also delivering a copy of the Amended DRS to the Staff marked to show changes from the DRS to the Amended DRS. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the DRS, the Registrant’s responses below refer to the Amended DRS and capitalized terms have the same meaning as contained in the Amended DRS.

U.S. Securities and Exchange Commission

March 1, 2024

Page Two

Draft Registration Statement on Form S-1 submitted September 22, 2023

Unaudited Pro Forma Condensed Consolidated Financial Information, page 69

1.

Please tell us how you intend to reflect the issuance of shares to Southwest Gas Holdings for the transfer of assets and assumption of liabilities of the Centuri Group in your unaudited pro forma financial information. Please provide expanded disclosure in your narrative discussion and the accompanying notes to your pro forma financial statements.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended DRS beginning on page 71 in response to the Staff’s comment, including to illustrate how the Registrant intends to reflect the issuance of shares to Southwest Gas Holdings for the transfer of assets and assumption of liabilities of the Centuri Group in the unaudited pro forma financial information.

2.

Please disclose any revenues, expenses, gains and losses, and related tax effects which will not recur beyond 12 months after the transaction. For example, tell us how you considered the total expenses related to this offering, separation, and distribution. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended DRS beginning on page 74 in response to the Staff’s comment. Southwest Gas Holdings has incurred and is expected to incur certain nonrecurring costs to effectuate this offering that are not reimbursable under the terms of the Separation Agreement. All such costs have been incurred entirely by Southwest Gas Holdings, and such costs have not impacted our historical consolidated financial statements.

3.

We note the disclosure on page 69 that you expect recurring costs for certain identified services will be higher than expenses historically allocated to you by Southwest Gas Holdings. Please tell us what consideration was given to reflecting any of these incremental costs, including those associated with your transition services agreement and other agreements with Southwest Gas Holdings in your pro forma financial information. Please refer to Rule 11-02(a)(6)(ii) of Regulation S-X.

Response: The Registrant respectfully advises the Staff that it has added the following disclosure on page 74 in the Amended DRS under the Note 1 (Basis of Presentation) to the Unaudited Pro Forma Condensed Consolidated Financial Information in response to the Staff’s comment:

U.S. Securities and Exchange Commission

March 1, 2024

Page Three

“The operating expenses reported in our historical consolidated statements of operations includes allocations of certain Southwest Gas Holdings costs that benefit us, including corporate governance, internal audit, tax compliance and other general and administrative costs.

As we have historically operated as a standalone business, we will not require any transition services from Southwest Gas Holdings. As a result, any pro forma adjustments to reflect our operations and financial position as an autonomous entity under Regulation S-X are not expected to be material. Accordingly, we have not presented autonomous entity pro forma adjustments.

We expect to incur additional separate public company costs in excess of the costs that have been historically allocated to us. Certain factors could impact the nature and amount of these separate public company costs, including the finalization of our staffing needs. We have not adjusted the accompanying unaudited pro forma condensed consolidated financial information for any of these costs as they are projected amounts based on estimates.

Southwest Gas Holdings has incurred and is expected to incur certain nonrecurring costs to effectuate this offering that are not reimbursable by us under the terms of the Separation Agreement. All such costs have been, or will be, incurred entirely by Southwest Gas Holdings, and we do not anticipate such costs will have an impact on our consolidated financial statements.”

Additionally, the Registrant advises the Staff that it will not enter into a transition services agreement with Southwest Gas Holdings in connection with this offering and the separation.

4.

We refer you to note (b). Please disclose the accounting treatment for debt issuance costs and related amortization associated with the revolving line of credit and term loan. To the extent these amounts are not clear from the adjustment, please separately disclose the components in your footnote.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended DRS on page 75 in notes (c) and (e) in response to the Staff’s comment.

5.

We refer you to note (d). Please expand disclosure of the pro forma weighted average basic and diluted shares outstanding to include a reconciliation that separates the common shares issued in the public offering from the shares issued in exchange for the transfer of assets by Southwest Gas Holdings. See Rule 11-02(a)(9)(ii) of Regulation S-X.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended DRS on page 75 in note (g) in response to the Staff’s comment.

U.S. Securities and Exchange Commission

March 1, 2024

Page Four

Exhibits

6.

Please file all exhibits required by Item 601(b)(10) of Regulation S-K. For example, please file all material contracts, such as the 2022 Cooperation Agreement with the Icahn Group and the employment agreements with your named executive officers.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amended DRS in the Exhibit Index on page II-3 in response to the Staff’s comment to add all material contracts, including the Cooperation Agreement with the Icahn Group and the employment agreements with our named executive officers. The Registrant intends to file all omitted exhibits by amendment as soon as practicable.

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U.S. Securities and Exchange Commission

March 1, 2024

Page Five

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Amended DRS are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours,

/s/ Justin R. Salon
Justin R. Salon

cc:	William J. Fehrman, Centuri Holdings, Inc.

Gregory A. Izenstark, Centuri Holdings, Inc.

Jason S. Wilcock, Centuri Holdings, Inc.

Brandon C. Parris, Morrison & Foerster LLP

David P. Slotkin, Morrison & Foerster LLP

R. John Hensley, Morrison & Foerster LLP